AMG FUNDS

800 Connecticut Avenue

Norwalk, Connecticut 06854

VIA EDGAR

August 27, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds (the “Trust”)

File Nos. 333-84639 and 811-09521

Registration Statement of the Trust previously filed on Form N-1A, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, relating to AMG Renaissance International Equity Fund (Filed August 27, 2014)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for its Registration Statement on Form N-1A referenced above be accelerated so that it will become effective at 4:15 p.m. Washington, D.C. time on August 28, 2014 or as soon as practicable thereafter.

Please direct any questions concerning this request for accelerated effectiveness to Maureen Meredith of Ropes & Gray LLP at (617) 951-7239.

Very truly yours,

AMG FUNDS		AMG DISTRIBUTORS, INC.

By:	/s/ Donald S. Rumery	By:	/s/ Jeffrey T. Cerutti
Donald S. Rumery Treasurer, Chief Financial Officer and Principal Financial Officer		Jeffrey T. Cerutti President